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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 29, 2001


                             C-MAC INDUSTRIES INC.
                (Translation of Registrant's Name Into English)

                     1010 Sherbrook Street West, Suite 1610
                            Montreal, Quebec, Canada
                                    H3A 2R7
                                 (514) 282-7629
                    (Address of Principal Executive Offices)


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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [ ]            Form 40-F [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ]        No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

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[C-MAC LOGO]                                                      PRESS RELEASE


C-MAC SECURITYHOLDERS APPROVE COMBINATION WITH SOLECTRON CORPORATION


MONTREAL, QUEBEC, NOVEMBER 28, 2001 - C-MAC Industries Inc. ("C-MAC") announces that its securityholders have approved the proposed combination with US based Solectron Corporation.

Completion of the combination remains conditional on obtaining a final order from the Superior Court of Quebec and the satisfaction of all other closing conditions. The Court hearing will take place tomorrow and closing is scheduled within the coming week.

On August 8, 2001, C-MAC entered into a combination agreement, as amended on September 7, 2001, to combine with Solectron Corporation, to form a diversified designer and manufacturer of integrated electronic manufacturing solutions that can benefit from complementary high-end technology capabilities, selected vertical integration and improve access to growth opportunities.

ABOUT C-MAC

C-MAC is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily serving the communications, automotive, instrumentation, defense and aerospace industries worldwide. C-MAC's services also include product design, supply-chain management, and assembly and testing. C-MAC, headquartered in Montreal (Quebec, Canada), employs more than 8,500 employees and operates 51 manufacturing facilities located in Belgium, Brazil, Canada, China, France, Germany, India, Mexico, the Republic of Ireland, the United Kingdom and the United States. C-MAC's manufacturing operations are supported by eight strategically located design centers in North America and Europe. C-MAC (CMS) stock is traded on The Toronto Stock Exchange and on the New York Stock Exchange (EMS). For additional information, visit our web site at http://www.cmac.com

This release contains certain forward-looking statements about the expectations and beliefs of C-MAC subject to the safe harbor created by the U.S. Private Litigation Securities Reform Act of 1995. Such forward-looking statements include, without limitation, the timing of the proposed combination with Solectron Corporation and its expected benefits. Actual events could differ materially from those projected herein and depend on a number of factors, including the realization as planned of the proposed combination with Solectron Corporation. Investors should consult C-MAC's ongoing quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should also consult Solectron Corporation's ongoing filings with the US securities commissions for additional information on risks and uncertainties relating to the proposed combination with Solectron Corporation. Investors are cautioned not to rely on these forward-looking




C-MAC Industries Inc.
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Place Sherbrooke                                           Tel.: (514) 282-7629
1010 Sherbrooke Street West, Suite 1610                    Fax:  (514) 282-3402
Montreal, Quebec Canada H3A 2R7


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Page 2 of 2                                                       PRESS RELEASE
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statements. C-MAC does not assume any obligation to update any of the forward-looking statements made in this release, and these statements are not guarantees of C-MAC.

FOR FURTHER INFORMATION PLEASE CONTACT:

Analysts Contact
Claude Michaud
C-MAC Industries Inc.
 (514) 282-3581
cmichaud@corp.cmac.ca

Media Contact
Donna Pasteris
C-MAC Industries Inc.
(514) 282-3609
dpasteris@corp.cmac.ca




C-MAC Industries Inc.
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Place Sherbrooke                                           Tel.: (514) 282-7629
1010 Sherbrooke Street West, Suite 1610                    Fax:  (514) 282-3402
Montreal, Quebec Canada H3A 2R7


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             C-MAC INDUSTRIES INC.


     Date: November 29, 2001                 By: /s/ Michel Megelas
                                                --------------------------------
                                                Name:  Michel Megelas
                                                Title: Legal Counsel